Exhibit 2.2

SUPPORT AGREEMENT

(BancTrust Directors)

                         , 2007

The Peoples BancTrust Company, Inc.

310 Broad Street

Selma, Alabama 36701

Gentlemen:

The undersigned is a director of BancTrust Financial Group, Inc. (“BancTrust”) and is the beneficial holder of shares of common stock of BancTrust (“BancTrust Common Stock”).

BancTrust and The Peoples BancTrust Company, Inc. (“Peoples”) are considering the execution of an Agreement and Plan of Merger (“Agreement”) contemplating that Peoples will merge with and into BancTrust (the “Merger”), pursuant to which each of the issued and outstanding shares of Peoples Common Stock shall automatically by operation of law be converted into the right to receive cash and, in most cases, a number of shares of common stock of BancTrust as set forth in the Agreement. BancTrust shall survive the Merger. Peoples has required the execution and delivery of this letter agreement (“letter agreement”) as a condition to its execution and delivery of the Agreement. In consideration of the substantial expenses that Peoples will incur in connection with the transactions contemplated by the Agreement and in order to induce Peoples to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of BancTrust and not in his or her capacity as a director of BancTrust (in which capacity as a director his fiduciary duties shall apply), as follows:

1. The undersigned, while this letter agreement is in effect, shall vote or cause to be voted all of the shares of BancTrust Common Stock that the undersigned shall be entitled to so vote, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, at the meeting of BancTrust’s shareholders to be called and held following the date hereof, for the approval of the Agreement and the Merger.

2. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Peoples shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

3. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of BancTrust and shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director of BancTrust.

4. This letter agreement shall automatically terminate upon termination of the Agreement in accordance with its terms.

IN WITNESS WHEREOF, the undersigned has executed this letter agreement as of the date first above written.

Very truly yours,

Signature

Name (please print)

Accepted and agreed to as of

the date first above written:

THE PEOPLES BANCTRUST COMPANY, INC.

By:
Its